CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2005                         Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
               ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Natuzzi S.p.A. Announces a New Restructuring Plan to Reduce Expenses and Recover Competitiveness

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 18, 2005--Natuzzi S.p.A (NYSE:NTZ)(the "Company"), world leader in leather upholstery and Italy's largest furniture manufacturer, announces that today its Board of Directors held an extraordinary session to examine the first quarter 2005 preliminary figures and the new restructuring plan prepared by the management.
    Unfavorable currency conditions and the persistent pricing pressure affecting the US market in particular, as well as the modest economic growth still characterizing the European area, continued to affect the demand for Natuzzi's products. Preliminary sales figures for the first quarter of 2005 show that net upholstery sales decreased
14.0 percent to 145.7 million euros versus the same period of 2004. Natuzzi expects sales of Natuzzi branded upholstered furniture to decrease 18.4 percent and sales of Italsofa, the promotional brand, to remain substantially flat. In terms of seats sold, Natuzzi expects a
13.1 percent decrease, with the Natuzzi brand selling 21.0 percent units less than first quarter 2004 and sales of Italsofa units increasing 1.8 percent.
    In light of the above and in consideration of the decreasing order flow for Natuzzi branded products and the ongoing efforts of the Company to become more efficient and competitive, the Board approved a new restructuring plan. The plan includes a temporary work force reduction (cassa integrazione) of 1,320 positions, by the end of 2005, in all departments across the Company, with a focus on reducing manufacturing costs in Italy, increasing overall efficiencies and improving productivity. More information will be available in the first quarter 2005 earnings release scheduled on May 31, 2005.
    Pasquale Natuzzi, CEO and Chairman of the Board, commented, "After having carefully analyzed the current situation and the unstable market outlook, we have decided to take further initiatives to control costs. Natuzzi is a solid company, but we have to act rapidly in order to be more competitive, recover profitability and regain market share especially in the medium-high end of the market where we are investing in the Natuzzi brand."

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 135 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 137 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 129 licensed Divani & Divani by Natuzzi and Natuzzi stores and 6 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    www.natuzzi.com

    CONTACT: Natuzzi S.p.A.
             Investor Relations Department
             Tel. +39 080 8820.812
             E-mail: investor_relations@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NATUZZI S.p.A.
                                        (Registrant)


Date:  18th May 2005                    By: /s/ GIUSEPPE DESANTIS
                                            ---------------------
                                                Giuseppe Desantis